[Letterhead of Opteum Inc.]

VIA EDGAR ELECTRONIC TRANSMISSION
AND BY FAX TO 202-772-9209

November 21, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:  James T. Webster

Re:	Opteum Inc.
Item 4.02 Form 8-K
Filed November 13, 2006
File No. 1-32171

Dear Mr. Webster:

Set forth below is our response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in respect of our Form 8-K filed on November 13, 2006, as set forth in the Staff’s comment letter dated November 15, 2006 (the “Comment Letter”). The numbered paragraph below corresponds to the numbered paragraph in the Comment Letter. For convenience of reference, we first set forth the Staffs’ comment in full, followed by our response.

1.
Please tell us if you have reviewed your fiscal year 2005 [sic] statement of operations for compliance with SFAS 133 as it relates to the interest rate lock commitments acquired through your [sic] purchase of Opteum Financial Services, LLC in November 2005 [sic].

You should file an amendment in response to this comment on or before November 22, 2006.

In response to the Staff’s comment, we have filed an amendment on Form 8-K/A to include the following additional disclosure:

The Company concluded that, as a result of the misapplication of SFAS No. 133 by OFS for the period November 3, 2005, through December 31, 2005, the Company’s consolidated income before income taxes as previously reported on the Company’s consolidated statement of operations for the year ended December 31, 2005, was overstated by approximately $0.5 million. The Company’s consolidated statement of operations for the year ended December 31, 2005, as previously reported in the Company’s Form 10-K/A reflects income before income taxes of $20.1 million. Had the misapplication of SFAS No. 133 by OFS not occurred, the Company’s consolidated statement of operations for such period would have reflected consolidated income before income taxes of $19.6 million. Thus, the approximately $0.5 million impact of the misapplication of SFAS No. 133 by OFS for the period November 3, 2005, through December 31, 2005, represents approximately 2.5% of the Company’s consolidated income before income taxes for the year ended December 31, 2005.

Notwithstanding the foregoing, the Company concluded that its consolidated financial statements as of, and for the year ended, December 31, 2005, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005, and the results of the Company’s operations and cash flows for the year ended December 31, 2005, and do not require restatement. Accordingly, the Company has determined to account for the impact of the misapplication of SFAS No. 133 by OFS for the period November 3, 2005, through December 31, 2005, in its restated consolidated financial statements as of, and for the period ended, March 31, 2006, and believes that doing so will be immaterial to such consolidated financial statements.

In closing, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	it is the Staff’s position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the contents of this letter, please feel free to contact me at (772) 231-1400.

Very truly yours,

/s/ Robert E. Cauley

Robert E. Cauley

cc: Jeffrey J. Zimmer
J. Christopher Clifton, Esq.